Exhibit 12.1

RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES
(Dollars in millions)

	For the Years Ended December 31,				For the Nine Months Ended September 30,
	Predecessor 2007	Predecessor 2008	Combined 2009(2)		Predecessor 2009	Successor 2010
Earnings
Income (Loss) from Operations before Noncontrolling Interest and Income Taxes	$(1,318)	$(2,550)	$9,758		$(3,367)	$59
Fixed Charges	1,868	1,912	1,384		1,102	651
Total Earnings	$550	$(638)	$11,142		$(2,265)	$710
Fixed Charges
Interest Expense	$1,831	$1,872	$1,067		$867	$630
Interest Expense Included Within Reorganization Items, Net	—	—	289		211	—
Amortization of Debt Costs	30	33	21		18	15
Interest Element of Rentals	7	7	7		6	6
Total Fixed Charges	$1,868	$1,912	$1,384		$1,102	$651
Ratio of Earnings to Fixed Charges(1)	—	—	8.05	x	—	1.09	x
____________

(1)
Earnings for the years ended December 31, 2007 and 2008 and nine months ended September 30, 2009 were insufficient to cover fixed charges by $1.3 billion, $2.6 billion and $3.4 billion, respectively. As a result of such deficiencies, the ratios are not presented above.

(2)
Upon our emergence from bankruptcy, we adopted fresh start accounting, which resulted in us recording a $11.8 billion gain due to bankruptcy related items during the eleven months ended November 30, 2009. In accordance with GAAP, the audited consolidated financial statements present the results of operations for (i) the eleven months ended November 30, 2009 of the Predecessor and (ii) the one month ended December 31, 2009 of the Successor. However, for purposes of ratio of consolidated earnings to fixed charges in this offering circular, we have combined the 2009 results of operations for the Predecessor and the Successor.